 No. 812-

U.S. SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

APPLICATION FOR AN ORDER PURSUANT TO SECTION 6(c)

OF THE INVESTMENT COMPANY ACT OF 1940 GRANTING AN EXEMPTION FROM
SECTION 12(d)(3) OF THE INVESTMENT COMPANY ACT OF 1940

NEWTEK BUSINESS SERVICES CORP.

4800 T Rex Avenue, Suite 120
Boca Raton, FL 33431

(212) 356-9500

All Communications, Notices and Orders to:

Barry Sloane

Chief Executive Officer and President

Newtek Business Services Corp.
4800 T Rex Avenue, Suite 120
Boca Raton, FL 33431

Copies to:

Steven B. Boehm
Cynthia M. Krus

Anne G. Oberndorf
Eversheds Sutherland (US) LLP
700 Sixth Street NW, Suite 700
Washington, DC 20001
(202) 383-0100
Fax: (202) 637-3593

January 20, 2021

i

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

In the Matter of:

NEWTEK BUSINESS SERVICES CORP. 4800 T Rex Avenue, Suite 120 Boca Raton, FL 33431 File No. 812-	APPLICATION FOR AN ORDER PURSUANT TO SECTION 6(c) OF THE INVESTMENT COMPANY ACT OF 1940 GRANTING AN EXEMPTION FROM THE PROVISIONS OF SECTION 12(d)(3) OF THE INVESTMENT COMPANY ACT OF 1940

I.	INTRODUCTION

Newtek Business Services Corp. (the “Company”), a Maryland corporation operating as an internally managed, non-diversified, closed-end management investment company that has elected to be regulated as a business development company (“BDC”)1 under Section 54(a) of the Investment Company Act of 1940, as amended (the “1940 Act”), hereby applies for an order (the “Order”) of the U.S. Securities and Exchange Commission (the “Commission”) pursuant to Section 6(c) of the 1940 Act2 granting an exemption from the provisions of Section 12(d)(3) to the extent necessary to permit the Company to organize, acquire, and continue to wholly own the securities of Adviser Sub LLC,3 an entity that will be an indirect wholly owned portfolio company of the Company, that intends to operate as an investment adviser (the “Adviser Sub”) registered with the Commission under the Investment Advisers Act of 1940, as amended (the “Advisers Act”).

As more fully described herein, the Adviser Sub will be required to register as an investment adviser under the Advisers Act because under Section 203 of the Advisers Act, an investment adviser is generally required to be registered if it has $100 million or more of regulatory assets under management and the Company expects that the Adviser Sub will have more than $100 million of regulatory assets under management.

The Company believes the requested relief is in the public interest and consistent with the protection of investors and the purposes fairly intended by the policy and provisions of the 1940 Act.  As discussed in greater detail below, the Commission has granted relief similar to that being requested herein to Kohlberg Capital Corporation, American Capital Ltd., and Ares Capital Corporation.

II.	THE COMPANY

A.	Organization

The Company’s predecessor, Newtek Business Services, Inc. (“Newtek NY”), was formed on June 29, 1999 under the laws of the State of New York and, on November 12, 2014, in connection with the Company’s election to be regulated as a BDC, merged with and into the Company for the purpose of reincorporating under the laws of the State of Maryland. On that same date, the newly combined company, Newtek Business Services Corp., elected to be regulated as a BDC under the 1940 Act (the “BDC Conversion”). On October 22, 2014, prior to the BDC Conversion, the Company effectuated a 1 for 5 reverse stock split (the “Reverse Stock Split”) to attract institutional investors. As a result of the BDC Conversion, Newtek NY ceased to exist and the Company succeeded to Newtek NY’s operations as the sole surviving entity. As a BDC, the Company is required to meet regulatory tests, including the requirement to invest at least 70% of the Company’s gross assets in “qualifying assets.” Qualifying assets generally include securities of private or thinly traded U.S. companies and cash, cash equivalents, U.S. government securities and high-quality debt investments that mature in one year or less. In addition, the Company has elected to be treated for U.S. federal income tax purposes, and intends to qualify annually, as a regulated investment company (“RIC”) under Internal Revenue Code of 1986, as amended (the “Code”).

[1]	Section 2(a)(48) of the 1940 Act defines a BDC to be any closed-end investment company that operates for the purpose of making investments in securities described in Sections 55(a)(1) through 55(a)(3) of the 1940 Act, makes available significant managerial assistance with respect to the issuers of such securities and has elected to be subject to the provisions of Sections 55 through 65 of the 1940 Act.

[2]	Unless otherwise indicated, all section and rule references herein are to the 1940 Act or the rules adopted thereunder.
[3]	Adviser Sub LLC has not yet been formed, and does not intend to otherwise commence operations unless and until the relief requested herein has been granted. As a result, the legal name of the Adviser Sub is subject to change.

As indicated above, the Adviser Sub will be a wholly owned portfolio company of the Company. The Company is, and the Adviser Sub will be, directly or indirectly overseen by the Company’s five-member Board of Directors (the “Board”), of whom three are not considered “interested persons” and two are considered interested persons of the Company within the meaning of Section 2(a)(19). In its capacity as the Board of the Advisers Sub’s parent company, the Board will indirectly oversee the Adviser Sub. Among other things, the Board will monitor on at least a quarterly basis the Adviser Sub’s financial performance, Managed Account (as defined below) performance, and the fair value determination of the Adviser Sub. Board members will not have a direct interest in the Adviser Sub as it will be an indirectly wholly owned portfolio company of the Company.

B.  Business Overview

The Company’s investment objective is to generate both current income and capital appreciation primarily through loans originated by the Company’s business finance platform and its equity investments in certain portfolio companies that the Company controls. From 2012 through March 31, 2020, Newtek Small Business Finance, LLC (“NSBF”), the Company’s wholly owned subsidiary, has consistently been the largest non-bank U.S. Small Business Administration (“SBA”) 7(a) lender and as of September 30, 2020 is the sixth largest SBA 7(a) lender in the U.S. based on dollar lending volume. NSBF generally structures its loans so that it can both sell the government guaranteed portions of SBA 7(a) loans and securitize the unguaranteed portions. This structure generally allows NSBF to recover its capital and earn excess capital on each loan, typically within a year. NSBF may in the future determine to retain the government guaranteed or unguaranteed portions of SBA 7(a) loans pending deployment of excess capital. Additionally, the Company and its controlled portfolio companies provide a wide range of business and financial solutions to small- and medium-sized business (“SMB”) relationships, including Business Lending, which includes SBA 7(a) loans, SBA 504 loans and conventional loans, Electronic Payment Processing, Managed Technology Solutions (Cloud Computing), Technology Consulting, eCommerce, Accounts Receivable and Inventory Financing, personal and commercial lines Insurance Services, Web Services, Data Backup, Storage and Retrieval, and Payroll and Benefits Solutions to SMB relationships nationwide across all industries. The Company supports the operations of its controlled portfolio companies by providing access to the Company’s proprietary and patented technology platform, including NewTracker®, the Company’s patented prospect management software.

The Company defines SMBs as companies having revenues of $1.0 million to $100.0 million, and it estimates the SMB market to be over 27 million businesses in the U.S. While the Company’s primary investments include making loans and providing business solutions to the SMB market through NSBF and the Company’s controlled portfolio companies, the Company also may make opportunistic investments in larger or smaller companies. The Company expects to generate returns through a combination of realized gains on the sale of the government guaranteed portions of SBA 7(a) loans, contractual interest payments on debt investments, dividends from the Company’s controlled portfolio companies, equity appreciation (through direct investment in the Company’s controlled portfolio companies), servicing income and other income.

The Company will also be the indirect sole shareholder of the Adviser Sub. The Company expects to receive dividends of earnings from the Adviser Sub that are derived from recurring fee income and to generate capital appreciation from its investment in the asset management business of the Adviser Sub.

C. Wholly Owned Asset Manager

The Adviser Sub will be a wholly owned portfolio company of the Company. The Company expects the Adviser Sub to serve as investment adviser or sub-adviser to one or more privately-offered pooled investment vehicles, registered management investment companies, BDCs, and/or investment accounts (collectively, “Managed Accounts”) and to receive fees in connection with its management of the Managed Accounts similar to those received by comparable investment advisers. The Adviser Sub will not offer any other investment advisory services or provide services to any other entities other than the Managed Accounts.

The revenue that the Adviser Sub generates through the fees it receives for managing the Managed Accounts and after paying the expenses associated with its operations, including compensation of employees, may be distributed to the Company as dividends.

D. Tax Status

The Company has made an election to be treated for tax purposes as a RIC. The Company currently qualifies, and is eligible to be treated, as a RIC, and intends to continue to qualify for such status in the future.  As a RIC, the Company generally will not pay corporate-level federal income taxes on any net ordinary income or capital gains that it distributes to its stockholders as dividends in accordance with the timing requirements of the Code.  To maintain its RIC status, the Company must meet specified source-of-income and asset diversification requirements and distribute to its stockholders annually at least 90% of its net ordinary income and realized net short-term capital gains in excess of realized net long-term capital losses, if any. The Company will satisfy the source-of-income test for purposes of qualifying as a RIC if it derives in each taxable year at least 90% of its gross income from dividends, interest, payments with respect to certain securities loans, gains from the sale of stock or other securities or currencies, net income from certain “qualified publicly traded partnerships” (as defined in the Code) or other income derived with respect to its business of investing in such stock, securities or currencies (income from such sources is referred to herein as “Good RIC Income”). Importantly, fee income received by the Adviser Sub in connection with the provision of services to the Managed Accounts generally would not constitute Good RIC Income to the Company if it earned such income directly.  Therefore, in order for the Company to maintain its RIC status while receiving the income from its ownership of the Adviser Sub, the Company believes that it is in the best interests of the Company and its shareholders for the Adviser Sub to receive fees from the Managed Accounts instead of the Company receiving such fees directly. The Adviser Sub will elect to be treated as a taxable entity. Accordingly, the Adviser Sub will be taxed at corporate tax rates based on its taxable income, if any.

III.	ADVISER SUB

The Company intends to organize, acquire, and continue to wholly own the securities of Adviser Sub, an entity that will be an indirect wholly owned portfolio company of the Company and will serve as investment adviser or sub-adviser to the Managed Accounts. Under the Advisers Act, an investment adviser is generally required to be registered if it has $100 million or more of regulatory assets under management. Section 12(d)(3) provides that it is unlawful for a registered investment company to purchase or otherwise acquire a security issued by a person who is, among other things, an investment adviser registered under the Advisers Act. Section 60 makes Section 12(d)(3) applicable to a BDC as if it were a registered closed-end investment company. The Company expects that Adviser Sub will have more than $100 million of regulatory assets under management, thereby requiring registration of the Adviser Sub under the Advisers Act. Therefore, relief from Section 12(d)(3) is required because the registration of Adviser Sub would result in the Company acquiring a security of a registered investment adviser.

The Adviser Sub, as a registered investment adviser, will adopt policies and procedures required for registered investment advisers under the Advisers Act. Following the effectiveness of the Adviser Sub’s application for registration as an investment adviser, the Company does not and will not own any security issued by or any other interest in any investment adviser (as defined in the Advisers Act) that will not be registered as an investment adviser under the Advisers Act. The Company, as an “associated person of an investment adviser,” will subject all of its investment advisory activities, if any, to the Advisers Act and the rules thereunder, as well as to the Adviser Sub’s policies and procedures in this respect.

In addition, the Adviser Sub’s borrowings, if any, would be used only for its own legitimate business purposes, and would not be used directly or indirectly by the Company for its business purposes unrelated to the Adviser Sub. As part of the policies and procedures discussed below that the Company will adopt with respect to the Adviser Sub, the Company will adopt procedures to ensure Board oversight of compliance with the foregoing representations.

IV.	REASONS FOR REQUEST

The Adviser Sub’s registration as an investment adviser would permit the Adviser Sub to operate the business of managing the Managed Accounts as an indirect wholly owned taxable portfolio company of the Company, thereby protecting the Company’s RIC status while ensuring that the investment advisory relationship between the Adviser Sub and the Managed Accounts inures indirectly to the benefit of the Company and its shareholders.   As discussed above, the treatment of the Adviser Sub as an entity that is taxable for U.S. federal income tax purposes prevents the fee income earned by the Adviser Sub from being attributed to the Company for tax purposes, as such fee income generally would not be Good RIC Income if earned directly by the Company. The Adviser Sub may distribute its net after tax earnings to the Company as dividends, which represents Good RIC Income.  This structure permits the Company and its shareholders to continue to benefit from the fees associated with the advisory relationship between the Adviser Sub and the Managed Accounts without the corresponding risk to the Company’s RIC status.

Although the Company could explore the potential for serving as an adviser directly, rather than through the Adviser Sub, the Company believes doing so would make it more difficult to maintain its current tax status. As noted above, the Company has elected to be treated for tax purposes as a RIC under the Code. As a RIC, the Company is required to, among other things, receive 90% or more of its income from qualified earnings (i.e., Good RIC Income) as well as satisfy asset diversification and income distribution requirements. Importantly, investment management fee income received in connection with the provision of advisory services does not constitute Good RIC Income. However, income distributed in the form of dividends from a wholly owned portfolio company to a parent company does constitute Good RIC Income. The utilization of a portfolio company as a tax “blocker” entity in such a manner is a common and lawful method of tax planning under the Code. Therefore, as discussed above, in order for the Company to both maintain its RIC status under the Code and receive investment management fee income, management believes it would be in the best interest of the Company and its shareholders for investment management fee income to be generated by a proposed wholly owned portfolio company, Adviser Sub. Furthermore, the potential provision of investment advisory services through a wholly owned and controlled portfolio company of the Company has been approved by the Board, including a majority of the Board who are not “interested persons” of the Company within the meaning of Section 2(a)(19). It is expected that the Board will oversee the Adviser Sub and its activities consistent with its oversight responsibilities for the Company.

It is expected that the Adviser Sub would allow the Company to use its current resources and investment professionals to increase the Company’s gross revenue and income, while at the same time allow for expansion of advisory personnel and advisory activities. It would allow the Company to shield itself from potential liabilities associated with such activities to which the Company would be exposed if it were to engage in those activities directly. In addition, from a practical standpoint, the new investment advisory services that the Company would offer may be less marketable to potential new investors than if the services were provided by the Company itself.

As noted above, the Company desires to organize, acquire, and continue to wholly own the securities of the Adviser Sub. If the relief requested hereunder is not granted, the Company will likely be forced to decide between operating the advisory business itself and losing its RIC status, choosing to not operate an advisory business and losing out on the benefits of such program to its shareholders, or limiting the dollar amount of third-party assets that the Adviser Sub manages in order to avoid it having to register as an investment adviser with the Commission. Any of these circumstances would be disadvantageous to the Company and its shareholders given that the Company expects that the amounts the Adviser Sub will receive for the provision of management services will result in dividends to the Company derived from the Adviser Subs recurring net fee income, and as a result will improve the Company’s profitability. The Company’s Board, including a majority of the disinterested directors, in a meeting held on December 3, 2020, found that the continued investment by the Company in the Adviser Sub, subsequent to its registration as an investment adviser, is in the best interests of the Company and its shareholders. The continued ownership of the Adviser Sub, subsequent to its registration as an investment adviser, is not subject to approval by shareholders of the Company. The Company will include disclosure in its annual report on Form 10-K regarding the expected growth of advisory services provided by the Adviser Sub and associated risks, if any.

Permitting the Company to organize, acquire, and continue to wholly own the securities of Adviser Sub once it becomes a registered investment adviser also will enable the Adviser Sub to grow the assets it manages and increase its investment management fee income. Such growth and increase in income would provide additional value to the Company and its shareholders in the manner set forth in the immediately preceding paragraph.

V.	DISCUSSION OF AUTHORITY

A.  Section 12(d)(3)

Section 12(d)(3) provides that:

[i]t shall be unlawful for any registered investment company and any company or companies controlled by such registered investment company to purchase or otherwise acquire any security issued by or any other interest in the business of any person who is a broker, a dealer, is engaged in the business of underwriting, or is either an investment adviser of an investment company or an investment adviser registered under title II of this Act, unless (A) such person is a corporation all the outstanding securities of which … are, or after such acquisition will be, owned by one or more registered investment companies; and (B) such person is primarily engaged in the business of underwriting and distributing securities issued by other persons, selling securities to customers, or any one or more of such or related activities, and the gross income of such person normally is derived principally from such business or related activities.

Section 60 provides that Section 12 shall apply to a BDC to the same extent as if it were a registered closed-end investment company.

The Company will indirectly own 100% of the equity interests in the Adviser Sub.  However, it is not expected that the Adviser Sub would also be a broker-dealer that is primarily engaged in the business of underwriting and distributing securities issued by other persons.4 The ownership of the Adviser Sub, at such point as it becomes registered as a investment adviser, could thus cause the Company to be in violation of the provisions of Section 12(d)(3) unless the requested Order is issued.

Rule 12d3-1 provides certain limited relief from the restrictions of Section 12(d)(3).  In relevant part, Rule 12d3-1 provides that:

(a) Notwithstanding Section 12(d)(3) of the Act, a registered investment company, or any company or companies controlled by such registered investment company (“acquiring company”) may acquire any security issued by any person that, in its most recent fiscal year, derived 15 percent or less of its gross revenues from securities related activities unless the acquiring company would control such person after the acquisition.

(b) Notwithstanding Section 12(d)(3) of the Act, an acquiring company may acquire any security issued by a person that, in its most recent fiscal year, derived more than 15 percent of its gross revenues from securities related activities, provided that:

(1) Immediately after the acquisition of any equity security, the acquiring company owns not more than five percent of the outstanding securities of that class of the issuer’s equity securities;

[4]	While neither the Commission nor its staff has ever identified the threshold level of activity an entity must meet to be “primarily engaged” in the business of underwriting and distributing securities issued by other persons, the Commission in the investment company status context has taken the position that “primarily engaged” means that the entity devotes at least 55% of its assets to a business and it derives at least 55% of its income from that business. See, e.g., Exemption from the Investment Company Act of 1940 for the Offer and Sale of Securities by Foreign Banks and Foreign Insurance Companies and Related Entities, Investment Company Act Release No. 17682 (Aug. 17, 1990) at fn. 33 (“In various contexts, the term ‘primarily engaged’ in a business has been taken to mean that at least 55% of a company’s assets are employed in, and 55% of a company’s income is derived from, that business.”).

Since the Company expects that a significant portion of the Adviser Sub’s gross revenues will be derived from “securities related activities” as defined in Rule 12d3-1, and since the Company will own all the outstanding securities of the Adviser Sub and therefore would control the Adviser Sub, Rule 12d3-1(a) does not appear to be available. In addition, since the Company expects that a significant portion of the Adviser Sub’s gross revenue will be derived from “securities related activities” as defined in Rule 12d3-1, and since the Company owns all of the outstanding equity securities of the Adviser Sub, Rule 12d3-1(b) does not appear to be available.

Furthermore, Rule 12d3-1(c) provides that:

(c) Notwithstanding paragraphs (a) and (b) of this section, this section does not exempt the acquisition of:

(1) A general partnership interest; or

(2) A security issued by the acquiring company's promoter, principal underwriter, or any affiliated person of such promoter, or principal underwriter; or

(3) A security issued by the acquiring company’s investment adviser, or an affiliated person of the acquiring company's investment adviser, other than a security issued by a subadviser or an affiliated person of a subadviser of the acquiring company provided that:

(i) Prohibited relationships. The subadviser that is (or whose affiliated person is) the issuer is not, and is not an affiliated person of, an investment adviser responsible for providing advice with respect to the portion of the acquiring company that is acquiring the securities, or of any promoter, underwriter, officer, director, member of an advisory board, or employee of the acquiring company;

(ii) Advisory contract. The advisory contracts of the subadviser that is (or whose affiliated person is) the issuer, and any subadviser that is advising the portion of the acquiring company that is purchasing the securities:

(A) Prohibit them from consulting with each other concerning transactions of the acquiring company in securities or other assets, other than for purposes of complying with the conditions of paragraphs (a) and (b) of this section; and

(B) Limit their responsibility in providing advice to providing advice with respect to a discrete portion of the acquiring company's portfolio.

None of the restrictions in Rule 12d3-1(c) apply to the Company’s interest in the Adviser Sub, which is not a general partnership interest, a security issued by the Company’s promoter, principal underwriter, or any affiliated person of such promoter, or principal underwriter, or a security issued by the Company’s investment adviser, or an affiliated person of the Company’s investment adviser. Therefore, the Company does not believe ownership of 100% of the interest in an investment adviser to private funds, registered management investment companies, BDCs, and/or investment accounts, such as the Adviser Sub, presents the potential for the type of abuse intended to be eliminated by the provisions of Section 12(d)(3).

As more fully set forth below, the Company believes that organizing, acquiring, and continuing to hold the Adviser Sub is consistent with the purposes of the 1940 Act, including the protection of investors, and appropriate in the public interest. The Company’s ownership and control of the Adviser Sub does not present the concerns against which Section 12(d)(3) was intended to safeguard, namely the entrepreneurial risks of securities-related businesses and conflicts of interest and reciprocal practices. In addition, the Commission has previously granted similar exemptive relief to internally and externally managed BDCs and registered closed-end investment management companies to allow those companies to establish and/or continue to hold wholly owned registered investment adviser subsidiaries or portfolio companies.5

[5]	See American Capital, Ltd., et al., Investment Company Act Release Nos. 31148 (July 3, 2014) (notice) and 31191 (July 29, 2014) (order); Ares Capital Corporation, et al., Investment Company Act Release Nos. 29977 (March 9, 2012) (notice) and 30024 (March 29, 2012) (order); Kohlberg Capital Corporation, Investment Company Act Release Nos. 29975 (March 5, 2012) (notice) and 30011 (March 27, 2012) (order); American Capital, Ltd., et al., Investment Company Act Release Nos. 29973 (March 1, 2012) (notice) and 30010 (March 27, 2012) (order); Broadstreet Investing Corporation, National Investors Corporation, Tri-Continental Corporation, Union Capital Fund, Inc. and Whitehall Fund, Inc., Investment Company Act Release Nos.7071 (March 16, 1972) (notice) and 7117 (April 4, 1972) (order); General American Investors Company, Inc., Investment Company Act Release Nos. 11345 (Sept. 10, 1980) (notice) and 11396 (Oct. 10, 1980) (order) (by the Commission); PMC Capital, Inc., Investment Company Act Release Nos. 19823 (Oct. 29, 1993) (notice) and 19895 (Nov. 23, 1993) (order) (pursuant to delegated authority); and Baker, Fentress & Company, Investment Company Act Release Nos. 21890 (April 15, 1996) (notice) and 21949 (May 10, 1996) (order) (pursuant to delegated authority).

B.	Ownership of the Adviser Sub is Consistent with the Purposes Fairly Intended by the 1940 Act’s Policies and Provisions

The Company does not believe that organizing, acquiring, and continuing to wholly own the securities of Adviser Sub presents the potential for the type of abuse intended to be eliminated by the provisions of Section 12(d)(3). The Company’s ownership and control of the Adviser Sub does not present the concerns against which Section 12(d)(3) was intended to safeguard, namely the entrepreneurial risks of securities-related businesses and conflicts of interest and reciprocal practices.  Legislative history suggests that the prohibitions set forth within Section 12(d)(3) were intended, in part, to protect investment companies from making what were considered at the time to be risky investments.6 Specifically, the limitations imposed by Section 12(d)(3) were intended to limit the risk of a registered investment company’s exposure to the “‘entrepreneurial risks,’ or general liabilities, that are peculiar to securities related businesses.”7  Much of this concern stemmed from the fact that, in 1940, when Section 12(d)(3) was adopted, most securities-related businesses were organized as privately held general partnerships.8  As a result, an investment in such a company would expose an investment company to the unlimited liabilities of a general partner.

While the nascent securities-related business sector of the financial services industry of the 1930s may have been populated by companies that were viewed as risky investments because they were organized as private partnerships,9 today’s financial services industry is subject to a much more robust body of regulation, which contributes to a more conservative risk profile for those companies that comprise the industry. Moreover, the risks presented by the form of organization of a securities-related business are no longer as germane as they were at the time of the adoption of Section 12(d)(3) because many formerly closely-held securities-related businesses have reorganized into corporate forms that are characterized by limited liability in an effort to raise capital through the public capital markets. Based on data collected from the Investment Adviser Registration Depository as of April 18, 2010, the vast majority (90.52%) of investment advisory firms were organized as either corporations or limited liability companies, compared to a mere 3.23% of registered investment advisers that were organized as general partnerships.10

[6]	See In the Matter of Pacific Coast Mortgage Company, 22 S.E.C. 829, at p. 832 (May 23, 1946) (“Manifestly, the rationale of Section 12(d)(3) which is obviously intended to prevent operating investment companies from engaging in diverse financial activities in conjunction with persons other than investment companies is inapplicable here.”)
[7]	See Exemption of Acquisitions of Securities Issued by Persons Engaged in Securities-Related Businesses, Investment Company Act Release No. 19716 at 6 (Sept. 16, 1993). See Exemption of Acquisitions of Securities Issued by Persons Engaged in Securities Related Businesses, Investment Company Act Release No. 19204 (Jan. 4, 1993).
[8]	See Exemption of Acquisitions of Securities Issued by Persons Engaged in Securities Related Businesses, Investment Company Act Release No. 19204 (Jan. 4, 1993).
[9]	See Exemption for Acquisition by Registered Investment Companies of Securities Issued by Persons Engaged Directly or Indirectly in Securities Related Businesses, Investment Company Act Release No. 13725, 49 Fed. Reg. 2912 (Jan. 24, 1984) (according to the release, in 1940 most securities-related businesses were organized as private partnerships and, thus, exposed investment company shareholders to the entrepreneurial risks associated with general partnership interests in those securities related businesses).
[10]	Evolution-Revolution: A Profile of the Investment Adviser Profession (July 2010) (45.71% of all registered investment advisers were organized as corporations and 44.81% were organized as limited liability companies).

The Company’s shareholders are not exposed to the risk of unlimited liability associated with an interest in the Adviser Sub because they are insulated by a layer of liability protection between the Adviser Sub and the Company as the Adviser Sub will be organized as a separate entity and will be structured as a limited liability company, not a partnership.  Therefore, the concerns behind Section 12(d)(3) of protecting investment companies from making what were considered at the time to be risky investments is not present in the case at hand given the layer of liability protection between the Adviser Sub and the Company.

Section 12(d)(3) was also intended to prevent potential conflicts of interest and reciprocal practices between investment companies and securities related businesses which might result in investment companies being organized, operated, managed, or their portfolio securities selected in the interests of brokers, dealers, underwriters, and investment advisers.11 As with the 1940 Act in general, Section 12(d)(3) was an attempt by the Commission to prevent situations in which brokers, securities dealers and other financial intermediaries were in a position to dominate investment companies.  The Commission provided examples of such situations in the Report on the Study of Investment Trusts and Investment Companies (the “Investment Trust Study”).12  For example, the Commission was concerned that investment company sponsors, such as investment banks, were using affiliated investment companies as a receptacle for illiquid and distressed securities.13 It was also concerned that investment banks were using the investment companies to acquire securities that were subject to the investment banks’ underwriting endeavors in an effort to increase the banks’ underwriting capacity.14 Another problematic practice that is sometimes discussed in conjunction with the concerns Section 12(d)(3) was intended to address what is commonly referred to as “propping.”  Propping occurred where a securities related business was in a position to exercise control and influence over an investment company and took advantage of this position to advance its own pecuniary interests by forcing the investment company to purchase or otherwise acquire the outstanding securities of the affiliated securities related business, regardless of the value to the investment company, in an effort to “prop” up the value of the affiliate’s stock.  As discussed in the Investment Trust Study, bank sponsored investment companies were particularly susceptible to propping.15

As early as 1964, however, the Commission recognized that the operation of Section 12(d)(3) was counterproductive under certain circumstances and unduly limited the investment options of investment companies.16  As operating companies and other non-securities related businesses acquired securities firms with more regularity in the early 1960s, it became clear that the literal application of Section 12(d)(3) was harming investment companies and denying their shareholders investment opportunities by preventing them from investing in large operating companies such as General Electric, Sears, Roebuck, and General Motors, which owned or controlled financial intermediaries such as broker-dealers, investment advisers, underwriters, and insurance companies.17

As discussed previously, the Company will own 100% of the equity interests in the Adviser Sub and, as a result, will exercise total control over the strategic direction of the Adviser Sub, including the power to control the policies that affect the Company and to protect the Company from potential conflicts of interest and reciprocal practices. In this regard, as a condition to the Company’s requested relief, the Company will agree to wholly own and control the Adviser Sub.  As a result, the Company will continue to be in a position to control the Adviser Sub’s strategic direction and policies via the holding of all of the voting equity interests of the Adviser Sub.

The Adviser Sub will be an indirect wholly owned portfolio company of the Company. As a wholly owned portfolio company and the indirect sole shareholder of the Adviser Sub, the Adviser Sub and the Company will generally have aligned interests. In addition, the Company will adopt policies and procedures with respect to the Adviser Sub designed to ensure that the Company and the Adviser Sub are both being operated and managed in the best interests of the Company’s shareholders and that the ownership by the Company of the Adviser Sub is consistent with the purposes fairly intended by the policy and provisions of the 1940 Act.

[11]	15 U.S.C. § 80a-1(b)(2) (1940).
[12]	H.R. Doc. No. 707, 75th Cong., 3d Sess. (1938)
[13]	Id. part I, at 75-76.
[14]	Id.
[15]	Id. part III, at 107 (“Following the market crash of October of 1929, the funds of the Chatham Phenix Allied Corporation were utilized to support the market price of the stock of Chatham Phenix National Bank & Trust Company.”).
[16]	See Adoption of Rule 12d-1 to Provide Conditional Exemption of Certain Purchases or Acquisitions of Securities from the Prohibitions of Section 12(d)(3) of the Investment Company Act of 1940, Investment Company Act Release No. 4044 (Sept. 4, 1964) (hereinafter “Release 4044”).
[17]	See id.

C.	The Commission Has Previously Granted Relief to Permit BDCs and Registered Investment Companies to Own Significant Interests in Registered Investment Advisers

Particularly relevant to this request is the fact that, as noted above, the Commission has previously granted similar exemptive relief to internally and externally managed BDCs and registered closed-end investment management companies to allow those companies to establish and/or continue to hold wholly owned registered investment adviser subsidiaries or portfolio companies.18 Importantly, all but one of these involved the use by the parent companies of wholly owned registered investment adviser subsidiaries/portfolio companies to provide investment advisory services to third-parties, rather than the provision of such investment advisory services by the parent companies, in order to maintain the registered closed-end investment companies’ RIC status.

In March 2012, the Commission issued an order (the “Kohlberg Order”) to Kohlberg Capital Corporation (“Kohlberg”), an internally managed BDC, to permit it to continue to hold a greater than 50% equity interest in Katonah Debt Advisors, LLC (“KDA”), Trimaran Advisors, L.L.C. (“TA” and, together with KDA, the “Advisers”), Katonah Management Holdings LLC (“Katonah Management”) and Commodore Holdings, L.L.C. (“Commodore Holdings” and, together with Katonah Management, the “Holding Companies”) and certain special purpose vehicles (each a “Special Purpose Subsidiary” and, collectively, the “Special Purpose Subsidiaries”). The Advisers, the Holding Companies and the Special Purpose Subsidiaries were each a direct or indirect wholly owned portfolio company of Kohlberg, and the Advisers and the Special Purpose Subsidiaries were required to register as investment advisers under the Advisers Act as a result of the elimination of the “private adviser” exemption from registration thereunder in accordance with the Private Fund Investment Advisers Registration Act of 2010. The Company notes that the Commission granted similar exemptive relief close in time to the Kohlberg Order to American Capital Ltd. (“American Capital”), an internally managed BDC, and Ares Capital Corporation (“Ares”), an externally managed BDC.19

The Commission staff (the “Staff”) more recently granted two requests for no-action letters to internally managed BDCs in situations similar to those involved in this request. In the Hercules Capital, Inc. (“Hercules”) no-action letter,20 the Staff confirmed that it would not recommend enforcement action to the Commission under Section 12(d)(3) against Hercules if Hercules, an internally managed BDC, organized and acquired the securities of Adviser Sub LLC (the “Hercules Adviser Sub”). The Hercules Adviser Sub would be a direct or indirect wholly owned subsidiary of Hercules and would register as an investment adviser under the Advisers Act and serve as investment adviser or sub-adviser to one or more privately-offered pooled investment vehicles, registered management investment companies, BDCs, and/or investment accounts. The Staff noted that it was granting such request based on the facts and representations set forth in Hercules’ no-action letter, which are substantially similar to the facts and representations included herein.

In the Main Street Capital Corporation (“Main Street”) no-action letter,21 the Staff confirmed that it would not recommend enforcement action to the Commission under Section 12(d)(3) against Main Street if its adviser subsidiary registered as an investment adviser under the Advisers Act. Main Street was an internally managed BDC, that itself was operating as a registered investment adviser to unaffiliated third-party clients. In order to meet the source-of-income standards under the Code, and limit its income to Good RIC Income, Main Street sought to assign its third-party advisory agreement to its wholly owned subsidiary, which had been managing the day-to-day operational and investment activities of Main Street. In order for the subsidiary to accept the assignment, the subsidiary would have been required to register under the Advisers Act, which would have been prohibited by Section 12(d)(3). In granting Main Street’s request, the Staff noted Main Street’s arguments that (a) the entrepreneurial risks that stirred Congress to enact Section 12(d)(3) were not present where an advisory subsidiary is a limited liability company and (b) the conflicts of interest and reciprocal practices of concern to Congress were not present because (i) Main Street’s subsidiary was wholly owned and controlled by Main Street and overseen by Main Street’s board of directors, (ii) Main Street could have provided the advisory services directly and requested relief for bona-fide tax planning purposes, and (iii) Congress was primarily concerned about an investment company owning a brokerage or underwriting business, not an advisory business.

[18]	See note 5 above.
[19]	See Id.
[20]	Hercules Capital, Inc. (pub. avail. May 11, 2020).
[21]	Main Street Capital Corporation (pub. avail. Nov. 7, 2013).

The Staff has also issued various letters granting no-action relief to registered closed-end and open-end management investment companies that proposed to organize wholly owned subsidiaries that would operate as registered investment advisers to third-party clients.22 The relief requested by the Company in this letter is similar to these precedents.

The Company believes that the facts presented by the Company in this request are substantially similar to the Hercules no-action letter and that the Company’s request for relief is substantially similar to the requests for relief in the Hercules no-action letter, and the Kohlberg, American Capital and Ares precedents, as well as the other no-action letters previously cited.

D.	Ownership of the Adviser Sub is Consistent With the Protection of Investors

The Company’s proposal to enter into the advisory business through a wholly owned and controlled portfolio company will benefit the Company’s shareholders by allowing them to share in the profits from the new advisory business, by allowing that advisory business to be more marketable than if the services were provided by the Company itself, by allowing the Company to add advisory personnel such as additional portfolio managers and investment analysts who will be available to provide advisory services both to the Company and to the Managed Accounts of the Adviser Sub, and by limiting any potential liabilities arising from Adviser Sub’s provision of advisory services.23

In addition, the potential for conflicts of interests or overreaching is mitigated due to the fact that the Company will remain internally managed and will wholly own and control the Adviser Sub and the concern of potential conflicts of interests or overreaching in the context of Section 12(d)(3) was raised by Congress primarily with respect to an investment company’s ownership of a brokerage or underwriting business, and not the ownership of an advisory business. The Company’s ownership of a wholly owned and controlled adviser portfolio company will not disadvantage any of the Adviser Sub’s Managed Accounts because the Adviser Sub will be a fiduciary of its clients, will be subject to the anti-fraud provisions of the Advisers Act and the other federal securities laws, and will be subject to and will comply with all of the duties and responsibilities required of a registered investment adviser under the Advisers Act. Also, it is expected that certain types of Managed Accounts will be represented by a board of directors or similar entity or person that will be responsible for protecting the client's interests vis-à-vis the Adviser Sub.

Allowing the Company to organize, acquire, and continue to wholly own the securities of Adviser Sub after it has registered as an adviser under the Advisers Act is not only consistent with the protection of investors, but it benefits the Company and its shareholders by ultimately increasing its gross revenues and net income in the manner noted above.  Moreover, by providing advisory services through the Adviser Sub, the Company ensures that with respect to such advisory services, shareholders will receive Good RIC Income under the Code through bona fide tax planning and yet receive the benefit of the advisory arrangement.

The Adviser Sub will also not subject the Company’s shareholders to additional risks of liability due to its structure.  As discussed previously, the Company would be legally and structurally insulated from liability in connection with the Adviser Sub’s business.  Therefore, from the perspective of the Company’s shareholders, the Company’s indirect ownership of the Adviser Sub should be viewed no differently than the Company’s investment in any other wholly owned portfolio company.

Lastly, organizing, acquiring, and continuing to wholly own the securities of Adviser Sub after it has registered as an adviser under the Advisers Act is not inconsistent with the protection of the Company’s shareholders.  The Company’s shareholders’ regulatory protections are in no way compromised if the Adviser Sub is registered under the Advisers Act. To the contrary, the Company’s shareholders benefit from the fact that the Adviser Sub, like the Company, will be extensively regulated by the Commission.  The Company, as a BDC, is subject to the regulatory rigors of the 1940 Act and the Adviser Sub, as a registered investment adviser, and the Company, as “associated persons of an investment adviser”, will be required to comply with the Advisers Act.

[22]	See, e.g., AFL-CIO Housing Investment Trust (pub. avail. Aug. 5, 2016); Adams Diversified Equity Fund Inc. (pub. avail. Apr. 30, 2015); ASA Limited (pub. avail. July 23, 2010).
[23]	Unlike a general partnership, the liability of the owners/members of a limited liability company is generally limited.

E.	Allowing the Company to Organize, Acquire and Continue to Wholly Own the securities of the Adviser Sub is Appropriate in the Public Interest

Section 6(c) provides in pertinent part that the Commission by rule, regulation or order may exempt any person or transaction or any class of persons or transactions from any provision of the 1940 Act if and to the extent that such exemption is necessary or appropriate in the public interest and consistent with the protection of investors and the purposes fairly intended by the policy and provisions of the 1940 Act.

The Company believes that this request is both necessary and appropriate in the public interest and consistent with the protection of investors because its continued success as a BDC is furthered by increasing the amount and diversification of the assets under its management, while capitalizing on its niche skill set.  The Company further submits that Section 12(d)(3) should not prevent the Company’s shareholders from realizing the substantial benefits to be obtained through the Company’s ownership of the Adviser Sub.

F.  Conclusion

The Company believes that the Adviser Sub’s registration as an investment adviser under the Advisers Act does not present the potential for the risks and abuses Section 12(d)(3) is intended to eliminate.  Moreover, the Company believes that the standards set forth in Section 6(c) have been met.  For the foregoing reasons, the Company respectfully requests that the Commission issue an order under Section 6(c) granting an exemption from the provisions of Section 12(d)(3) for the purpose of permitting the Company to organize, acquire, and continue to wholly own the securities of Adviser Sub as described in this Application on the basis that such ownership is in the best interests of the Company and its shareholders.

VI.	CONDITIONS

The Applicants agree that the Order of the Commission granting the requested relief shall be subject to the following conditions:

1.	The determination to enter into the advisory business through the Adviser Sub has been made by a vote of at least a majority of the Board who are not “interested persons” of the Company as defined in Section 2(a)(19).

2.	The Company will wholly own and control the Adviser Sub. The Company will not have an investment adviser within the meaning of Section 2(a)(20). Only persons acting in their capacities as directors, officers or employees of the Company will provide advisory services to the Company.

3.	In each of its annual reports to shareholders and in future registration statements, the Company will discuss the existence of the Adviser Sub and the provision by the Adviser Sub of outside advisory services as well as include an assessment of whatever risks, if any, are associated with the existence of the Adviser Sub and its provision of such services.

4.	The Adviser Sub will not make any proprietary investment that the Company would be prohibited from making directly under the Company’s investment objectives, policies and restrictions or under any applicable law.

5.	The Board will review at least annually the investment advisory business of the Adviser Sub to determine whether such business should be continued and whether the benefits derived by the Company from the Adviser Sub’s business warrant the continued ownership of the Adviser Sub and, if appropriate, approve (by a vote of at least a majority of its directors who are not “interested persons” as defined in the 1940 Act) at least annually such continuation. In determining whether the investment advisory business of the Adviser Sub should be continued and whether the benefits derived by the Company from the Adviser Sub’s business warrant the continued ownership of the Adviser Sub, the Board will take into consideration, among other things, the following: (a) the compensation of the officers of the Company and of the Adviser Sub; (b) all investments by and investment opportunities considered for the Company that relate to any investments by or investment opportunities considered for a client of the Adviser Sub; and (c) the allocation of expenses associated with the provision of advisory services between the Company and the Adviser Sub.[24]

[24]	Such expenses may include: administration and operating expenses; investment research expenses; sales and marketing expenses; office space and general expenses; and direct expenses, including legal and audit fees, directors’ fees and taxes.

VII.	AUTHORIZATION

All actions necessary to authorize the execution and filing of this Application under the Company’s charter and other previous exemptive relief have been taken, and the person signing and filing this Application is authorized to do so on behalf of the Company.

The verifications required by Rule 0-2(d) under the 1940 Act are attached to Exhibit A.  Resolutions, duly adopted by the Board and attached as Exhibit B, have authorized the Company’s officers to prepare, or cause to be prepared, and to execute and file with the commission this Application.  All requirements for the execution and filing of this Application and amendments thereto, in the name and on behalf of the Company, have been complied with and the individual who signed and filed this Application is duly authorized to do so.

NEWTEK BUSINESS SERVICES CORP.

By:	/s/ Barry Sloane
Barry Sloane
Chief Executive Officer, President and Chairman of the Board

Exhibit A

VERIFICATION

The undersigned says that he has duly executed the attached Application for and on behalf of Newtek Business Services Corp.; that he is the Chief Executive Officer and President of such company; and that all action by stockholders, directors, and other bodies necessary to authorize the undersigned to execute and file such instrument has been taken.  The undersigned further says that he is familiar with such instrument, and the contents thereof, and that the facts therein set forth are true to the best of his knowledge, information and belief.

By:	/s/ Barry Sloane
Barry Sloane
Chief Executive Officer, President and Chairman of the Board

Date: January 20, 2021

Exhibit B

Resolutions of

Newtek Business Services Corp. (the “Corporation”)

Board of Directors (the “Board”)

WHEREAS, the Corporation desires to organize, acquire, and continue to wholly own 100% of the equity interests in Adviser Sub LLC (the “Adviser Sub”); and

WHEREAS, the Board anticipates that the Adviser Sub will be required to register as an investment adviser with the Securities and Exchange Commission (the “SEC”); and

WHEREAS, the Board believes that the ability to organize, acquire, and continue to wholly own the securities of the Adviser Sub as it continues to grow is in the best interests of the Corporation and its shareholders; and

WHEREAS, the ownership by the Corporation of a registered investment adviser may require certain exemptive relief from certain provisions of the Investment Company Act of 1940, amended (the “1940 Act”), which relief must be obtained from the SEC; and

WHEREAS, the Board has reviewed the proposed application for an order of the SEC granting exemption from certain applicable provisions of the 1940 Act to permit the Corporation to own a registered investment adviser (the “Exemptive Application”);

RESOLVED:

That the Board, including by a majority of the directors that are not an “interested person” of the Company, as defined in Section 2(a)(19) of the 1940 Act, has found that the continued investment by the Corporation in the Adviser Sub, subsequent to its registration as an investment adviser, is in the best interests of the Corporation and its shareholders.

RESOLVED:	That the Corporation’s Chief Executive Officer, Chief Legal Officer, Secretary, and Chief Accounting Officer (each an “Officer”) shall be, and each of them individually hereby is, authorized and empowered to execute in the name of the Corporation and file with the SEC the Exemptive Application, substantially in the form as has been submitted to and considered by each member of the Board, with such changes therein as the Officers executing the same may consider advisable or necessary.

RESOLVED:	That the Officers shall be, and each of them individually hereby is, authorized and directed to make, execute, deliver and file such Exemptive Application, including any attachments thereto, and any amendments thereto as Officers in their discretion deem necessary or advisable in order to effectuate the foregoing resolutions.

RESOLVED:	That all actions taken prior to the adoption of these resolutions by any Officer in connection with these matters referred to herein that would have been within the authority conferred hereby had these resolutions predated such actions be, and all such actions hereby are, confirmed, ratified and approved in all respects.

RESOLVED:

That the Officers be, and each of them hereby is, authorized, empowered and directed to certify and deliver copies of these resolutions to such governmental bodies, agencies, persons, firms or corporations as the Officers may deem necessary and to identify by his or her signature or certificate, or in such form as may be required, the documents and instruments presented to and approved herein and to furnish evidence of the approval, by an officer authorized to give such approval, of any document, instrument or provision or any addition, deletion or change in any document or instrument.